

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via Facsimile
Lee K. Boothby
President and Chief Executive Officer
Newfield Exploration Company
4 Waterway Square Place, Suite 100
The Woodlands, Texas 77380

>   **Re: Newfield Exploration Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **File No. 001-12534**

Dear Mr. Boothby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

Business and Properties, page 3

Overview of Our Properties and Plans for 2012, page 6

1.   We note your statement, "Our net production from the Uinta Basin was approximately 22,000 BOEPD as of December 31, 2011," as well as similar equivalent unit production figures elsewhere in this overview section. Please expand these to disclose also the daily production figures for oil, natural gas and, if significant, natural gas liquids.

Estimated Reserves, page 9

2.   Item 1202(a)(2) of Regulation S-K requires presentation of reserves by product type. Please expand your reserves disclosure here and in the supplementary oil and gas disclosures to present also natural gas liquids reserves. Refer also to FASB ASC subparagraph 932-235-50-4(a).

3.   Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2011 proved and probable reserves disclosures on pages 9 and 106. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

   a) One-line recaps in spread sheet format for each property sorted by field within each proved and probable reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

   b) Total company summary income forecast schedules for each proved and probable reserve category with proved developed segregated into producing and non-producing properties;

   c) Individual income forecasts for all the Mid-Continent and Rocky Mountains wells/locations in the proved developed, proved undeveloped and probable categories;

   d) Engineering exhibits (e.g., maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed, proved undeveloped and probable categories for your Mid-Continent and Rocky Mountain operating regions (18 entities in all). Please ensure that the decline parameters (b-factor, initial and terminal decline rates, initial production rate), EURs and cumulative production figures are presented on the rate/time plots or otherwise available;

   e) AFE/estimated future capital cost inventories for each of the six PUD and six probable properties as well as historical support for these costs; and

   f) Hindsight comparison between the year-end 2011 estimated ultimate recoveries for all PUD locations that were drilled in 2010 and the EURs you had booked immediately prior to drilling.

      If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

      If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Proved Reserves, page 10

4.   We note your statement, "During 2011, we spent $1.0 billion of drilling, completion and facilities-related capital to convert 327 Bcfe of our December 31, 2010 proved undeveloped reserves into proved developed reserves." Please reconcile this with the $700 million in 2011 incurred development costs on page 109.

5.   We note your statement, "…our proved undeveloped reserves at December 31, 2011 were 1,782 Bcfe, 100% of which have been included in our reserve report for less than five years." Please affirm, if true, that none of your PUD reserves are scheduled to be developed beyond five years after first booking.

6.   We note that your four year historical aggregate PUD development portion is 60%: 17%, 11%, 13% and 19% over the period 2008-2011. Rule 4-10(a)(31)(ii) of Regulation S-X requires that your PUD development plans provide for the accessing and monetization of PUD reserves within five years of initial booking. Please explain how you intend to fulfill the (assumed five year) timing of your development plan. Address the fact that, in 2010 and 2011, you converted more probable reserves than PUD reserves to proved developed status. Please tell us funding figures you have earmarked for 2012 PUD development.

Probable Reserves, page 10

7.   Please remove the reference to "contingent probable reserves" in the statement, "Probable reserves were reduced for (i) price related revisions and conversions to contingent probable reserves (256 Bcfe)…" as such volumes are undefined in Rule 4-10(a) of Regulation S-X. Refer also to the Instruction to Item 1202 of Regulation S-K.

Results of Operations, page 41

8.   Please expand the disclosure of historical production and sales prices to include figures for significant natural gas liquids volumes and revenues.

<u>Supplementary Oil and Gas Disclosures, Page 102</u>

<u>Changes in the Standardized Measure, page 109</u>

9.   FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of "Previously estimated development costs incurred during the period" in the determination of annual changes to the standardized measure. Please revise your document to comply with ASC 932.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact me, at (202) 551-3745, with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director